Exhibit 2

[Donegal Mutual Insurance Company Letterhead]

August 15, 2013

Sent By Federal Express

Gregory M. Shepard

7028 Portmarnock Place

Bradenton, FL 34202

Dear Mr. Shepard,

The Board of Directors of Donegal Mutual Insurance Company has reviewed the proposal outlined in your letter dated August 2, 2013.

The Board of Directors is unanimous in determining that it is not in the best interests of Donegal Mutual Insurance Company, its policyholders and other constituencies for Donegal Mutual to enter into the transaction described in your proposal.

Sincerely,

/s/ Donald H. Nikolaus
Donald H. Nikolaus
President